ADVANCING TO PRODUCTION	TSX: POM, AMEX: PLM 1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	2007-16v1

POLYMET FILES FINANCIAL REPORT FOR THREE MONTHS ENDED APRIL 30,2007

Vancouver, British Columbia, June 15, 2007 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) ("PolyMet" or the "Company") reported today that it has filed its financial statements and Management Discussion and Analysis for its first fiscal quarter ended April 30, 2007. The filings are available at www.sedar.com, www.sec.gov and the Company's website www.polymetmining.com.

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PolyMet Mining Corp. (www.polymetmining.com)  is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence production in late 2008 or early 2009.

POLYMET MINING CORP.

Per: "William Murray"
       _______________________
       William Murray, President

For further information, please contact:
Douglas Newby
Chief Financial Officer
+1 (646) 879-5970
dnewby@polymetmining.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.